January 30, 2009
VIA EDGAR AND FACSIMILE
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	LifePoint Hospitals, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 22, 2008 File Number: 000-51251
Dear Mr. Rosenberg:
     LifePoint Hospitals, Inc. (the “Company”) is hereby supplementing its previous response, which was filed by the Company on November 21, 2008, in response to comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) contained in your letter to the Company dated October 31, 2008, related to the above-referenced filing. This letter constitutes the responses on behalf of the Company to the comments of the Staff contained in your letter to the Company dated January 7, 2009, related to the above-referenced filing. We have recited the comments in bold type and have followed each comment with the response of the Company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Challenges, page 35
1.	We believe your proposed tabular disclosure in response to our prior comment one could be improved by also including the dollar amount of each line item in the aging schedule. Please revise your disclosure to include these amounts.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
January 30, 2009

The Company intends to include the disclosure to the following effect in its next periodic report (the Annual Report on Form 10-K for the year ended December 31, 2008) filed with the Commission:
The approximate percentages and amounts of billed insured and uninsured (including self-pay, co-payments, deductibles and Medicaid pending) gross accounts receivable (prior to allowance for contractual discounts and allowance for doubtful accounts) in summarized aging categories are as follows as of the dates presented (dollars in millions):

	December 31, 2006
	Insured Receivables		Uninsured Receivables		Combined
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
0 to 90 days	$385.0	85.1%	$113.5	27.9%	$498.5	58.1%
91 to 150 days	35.6	7.9	71.1	17.5	106.7	12.4
151 to 360 days	20.8	4.6	167.6	41.3	188.4	21.9
over 360	11.0	2.4	54.0	13.3	65.0	7.6

	$452.4	100.0%	$406.2	100.0%	$858.6	100.0%

	December 31, 2007
	Insured Receivables		Uninsured Receivables		Combined
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
0 to 90 days	$355.1	86.5%	$106.9	23.9%	$462.0	53.8%
91 to 150 days	29.5	7.2	67.0	15.0	96.5	11.2
151 to 360 days	22.5	5.5	213.4	47.6	235.9	27.5
over 360	3.6	0.8	60.7	13.5	64.3	7.5

	$410.7	100.0%	$448.0	100.0%	$858.7	100.0%

Professional and general liability claims, page 47
2.	Please refer to your response to our prior comment number four.
•	Revise your proposed disclosure to discuss the key factors that resulted in the material changes in estimates for prior year professional and general liability insurance claims.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
January 30, 2009

The Company provides the following revised supplemental information and intends to include the disclosure to the following effect in its next periodic report (the Annual Report on Form 10-K for the year ended December 31, 2008) filed with the Commission:
Favorable trending in the Company’s development factors (actuarial value of the Company’s accuracy in predicting ultimate losses) and favorable underlying loss experience within the industry were key factors that resulted in reductions to the Company’s prior year reserve levels of professional and general liability claims during the years ended December 31, 2005 and 2006. The Company became independent and publicly traded on May 11, 1999 when HCA Inc. distributed all outstanding shares of the Company’s stock to its stockholders. The Company was indemnified by HCA for losses related to insured risks prior to May 11, 1999. During the early period of its independence from HCA, the Company established initial professional and general liability claims reserves based on its limited operating experience as a stand-alone company. As the Company’s professional and general liability claims reserves matured and consistency in the loss development factors occurred, actuarial results required reductions to the Company’s prior year reserve levels of professional and general liability claims for the years ended December 31, 2005 and 2006. State medical malpractice tort law reform legislation also contributed to the improving loss experience throughout the professional and general liability insurance industry during this time period. This reform favorably affected both the frequency and severity of claims paid, throughout the industry.
•	Given that during 2006 and 2005 your prior year loss reserves decreased, please revise your sensitivity analysis around the professional and general liability claim reserves to show reasonably likely changes in the reserves, both potential increases and decrease.
Please refer to the Company’s response after the next bullet point.
•	Please disclose the reason that the “number of factors considered in establishing the reserves” makes it “neither practical nor meaningful to isolate a particular assumption or parameter.” We believe if there are certain assumptions or groups of assumptions that are significant and whose changes are reasonably likely to be material, you should identify them and illustrate the potential sensitivity around them.
The Company provides the following revised supplemental information and intends to include the disclosure to the following effect in its next periodic report

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
January 30, 2009

(the Annual Report on Form 10-K for the year ended December 31, 2008) filed with the Commission:
The Company’s estimates of its professional and general liability claim reserves are based upon actuarial calculations that are completed quarterly and are significantly influenced by key assumptions and other factors. These factors include, but are not limited to: historical paid claims; trending of loss development factors; trends in the frequency and severity of claims, which can differ significantly by jurisdiction as a result of the legislative and judicial climate in such jurisdictions; coverage limits of third-party insurance and actuarial determined statistical confidence levels. Given the number of assumptions and characteristics of each assumption considered in establishing the reserves for professional and general liability claims, it is difficult to compute the individual financial impact of each assumption or groups of assumptions. Some of the assumptions are dependent upon the quantitative measurement of other assumptions, and therefore are not accurately evaluated in isolation. For example, a change in the frequency of claims assumption is also affected by the estimated severity of these claims resulting in an inability to properly isolate and quantify the impact of a change in this assumption.
Ultimately, from an actuarial standpoint, the sensitivity in the estimates of professional and general liability claim reserves is reflected in the various actuarial confidence levels. The Company’s best estimate of its professional and general liability claim reserves utilizes a statistical confidence level that is 50%. Higher statistical confidence levels, while not representative of its best estimate, reflect reasonably likely outcomes upon the ultimate resolution of related claims. Using a higher statistical confidence level would increase the estimated professional and general liability claims reserve. Changes in our estimates of professional and general liability claims reserves are non-cash charges and accordingly, do not impact our liquidity or capital resources. The assumptions included in the table below are presented for the sensitivity analysis (in millions):

December 31, 2006 reserve:
As reported	$62.4
With 70% Confidence Level	$68.4
With 80% Confidence Level	$73.2
With 90% Confidence Level	$86.0

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
January 30, 2009

December 31, 2007 reserve:
As reported	$69.4
With 70% Confidence Level	$79.1
With 80% Confidence Level	$84.1
With 90% Confidence Level	$98.6
•	It remains unclear how you determined that discounting your unsettled loss reserves for professional liability claims is appropriate. Please tell us how your company specific information has enabled you to determine that the aggregate amount of the liability and the amount and timing of cash payments for the liability are fixed or reliably determinable. Please see paragraph 132 of SOP 96-1.
The Company provides the following revised supplemental information and intends to include the disclosure to the following effect in its next periodic report (the Annual Report on Form 10-K for the year ended December 31, 2008) filed with the Commission:
Professional and general liability claims are typically resolved over an extended period of time, often as long as five years or more. The Company’s professional and general liability claim reserves are comprised of estimated indemnity and expense payments related to reported events and incurred but not reported events as of the end of the period. By analogy to paragraph 132 of AICPA Statement of Position No. 96-1, “Environmental Remediation Liabilities”, the Company has the ability to reliably determine the amount and timing of payments based on sufficient history of the Company’s claims development, the use of external actuarial expertise and management’s rigorous review process. Actuarial payment patterns are based on the Company’s individual hospital historical data both prior to and after the Company’s inception in 1999. The processes, performed by both external actuaries and the Company’s management, enable the Company’s management to reliably determine the amount of its ultimate losses as well as the timing of the loss settlements such that discounting of the professional and general liability claims reserve is appropriate.

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
January 30, 2009

     Additionally, the Company hereby acknowledges the following:
1.	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	The Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for providing us with an extension of your original deadline for this response. If you or the Staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 372-8512.

Sincerely,
/s/ David M. Dill
David M. Dill
Executive Vice President and Chief Financial Officer

cc:	Dana Hartz, Staff Accountant Don Abbott, Review Accountant